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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            CYPRESS BIOSCIENCE, INC.

                                (Name of Issuer)

                     COMMON STOCK, $.02 PAR VALUE PER SHARE
                         (Title of Class of Securities)




                                   232674 10 1
                                 (CUSIP Number)





                                    12/31/98
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 pages
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CUSIP NO. 337486 10 4                  13G                     PAGE 2 OF 4 PAGES

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          JAY D. KRANZLER
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------- ----------------------------------------------------------------------
                            5    SOLE VOTING POWER

                                 3,217,610(1)
        NUMBER OF         ------ -----------------------------------------------
         SHARES             6    SHARED VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON           264,936(2)
          WITH            ------ -----------------------------------------------
                            7    SOLE DISPOSITIVE POWER

                                 3,217,610(1)
                          ------ -----------------------------------------------
                            8    SHARED DISPOSITIVE POWER

                                 264,936(2)
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,482,546
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.4%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------


(1) INCLUDES 2,998,629 SHARES ISSUABLE TO REPORTING PERSON UPON EXERCISE OF OPTIONS TO PURCHASE COMMON STOCK WITHIN 60 DAYS OF DECEMBER 31, 1998.


(2) REPRESENTS SHARES HELD IN THE ISSUER'S 401(k) PLAN, OF WHICH THE REPORTING PERSON IS A CO-TRUSTEE. THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SECURITIES, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES.



                                Page 2 of 4 pages

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ITEM 1(a).     Name of Issuer:

               Cypress Bioscience, Inc., a Delaware corporation

ITEM 1(b).     Address of Issuer's Principal Executive Offices:

               4350 Executive Drive, Suite 325

               San Diego, CA  92121

ITEM 2(a).     Name of Person Filing:

               Jay D. Kranzler

ITEM 2(b).     Address of Principal Business Office or, if none, Residence:

               4350 Executive Drive, Suite 325

               San Diego, CA  92121

ITEM 2(c).     Citizenship:

               United States

ITEM 2(d).     Title of Class of Securities:

               Common Stock

ITEM 2(e).    CUSIP Number:

               232674 10 1

ITEM 3.  NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

         (a)      Amount Beneficially Owned:

                  3,482,546 shares, including (i) 2,998,629 shares issuable to Reporting Person upon exercise of options to purchase Common Stock within 60 days of 12/31/98, and (ii) 264,936 shares held in the Issuer's 401(k) Plan, of which the Reporting person is a co-trustee.

         (b)      Percent of Class: 8.4%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: 3,217,610
                  (ii)     shared power to vote or to direct the vote: 264,936
                  (iii) sole power to dispose or to direct the disposition of: 3,217,610
                  (iv) shared power to dispose or to direct the disposition of: 264,936



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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 8, 1999
                                        ----------------------------------------
                                        Date

                                        /s/ Jay D. Kranzler
                                        ----------------------------------------
                                        Signature

                                        Jay D. Kranzler
                                        ----------------------------------------
                                        Printed Name



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